Exhibit 99.3

Media Release 4 July 2024

James Hardie Industries to Announce First Quarter Fiscal Year 2025 Financial Results on 13 August 2024

James Hardie Industries plc (ASX: JHX; NYSE: JHX) will announce financial results, for its first quarter ended 30 June 2024, on the ASX before market on Tuesday, 13 August 2024.

The Company will host a conference call that morning at 8:30am Australian Eastern Time (AEST).

For those in North America the conference call will commence at 6:30pm Eastern Time (ET), Monday 12 August.

Teleconference Registration:    https://s1.c-conf.com/diamondpass/10040298-bhd7aa.html
Webcast URL:    https://edge.media-server.com/mmc/p/gq8xxogs

Once registered, participants will receive a calendar invitation with global dial-in numbers and a unique PIN which will be required to join the call.

A replay of the call will be available shortly after the call and will be available at;
https://ir.jameshardie.com.au/financial-information/financial-results

This media release has been authorized by Mr. Aaron Erter, Chief Executive Officer.
END
Investor/Media/Analyst Enquiries:
Joe Ahlersmeyer
VP Investor Relations

Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland

Media Release: James Hardie to Announce First Quarter Fiscal Year 2025 Results	1